UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 17, 2009

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

        On March 17, 2009, NTS Realty Holdings Limited Partnership issued a press release to announce that the board of directors of its managing general partner, NTS Realty Capital, Inc., approved a first quarter distribution of $0.05 per unit on NTS Realty's limited partnership units. The distribution will be paid on April 17, 2009, to limited partners of record at the close of business on March 31, 2009. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 8.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Shell Company Transactions: N/A
(d)   Exhibits:
             99.1   Press release of NTS Realty Holdings Limited Partnership, dated March 17, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner



By: Gregory A. Wells
Its: Executive Vice President and CFO

Date: March 17, 2009

<u>**EXHIBIT 99.1**</u>



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO   Date: March 17, 2009

<u>**FOR IMMEDIATE RELEASE**</u>

NTS Realty Holdings Limited Partnership Announces First Quarter Distribution

Louisville, KY (March 17, 2009) **(NYSE Alternext U.S.: NLP)** - NTS Realty Holdings
Limited Partnership (the "Company") announced today that the board of directors of its
managing general partner, NTS Realty Capital, Inc., approved a quarterly distribution of $0.05
per unit on the Company's limited partnership units. The distribution will be paid on April 17,
2009 to limited partners of record at the close of business on March 31, 2009.

Distributions to limited partners are made in accordance with the Company's distribution policy
as described in its most recent annual report on Form 10-K filed with the Securities and
Exchange Commission on March 25, 2008. The Company previously indicated that its second,
third and fourth quarter distributions in 2008 were reduced in comparison to the
distributions made in corresponding quarters of 2007 primarily because of uncertainties
concerning real estate taxes payable for three of the Company's properties located in Marion
County, Indiana. To date, the Company is not aware of any material information that changes or
updates the previously reported disclosure concerning these real estate taxes. Additionally, the
overall condition of the U.S. economy, although not currently presenting any specific significant
concern to the Company, continues to have the potential to adversely affect the Company's
operations. Due to the continued uncertainty of the real estate tax situation and the present
challenges caused by the U.S. economy, the board of directors of the Company's managing
general partner approved the aforementioned first quarter distribution in an amount consistent
with the fourth quarter distribution in 2008.

A spokesperson for the Company indicated that, "Although the Company currently expects to
continue its conservative philosophy with respect to distributions in the second quarter of 2009,
the amount of any future distributions will be subject to the performance of the Company's
properties, its potential acquisitions and dispositions, the need for cash reserves and other factors,
including, but not limited to the continued volatility being exhibited in the global financial
markets and the U.S. economy and the outcome of the pending tax appeals. In addition, the
actual amount and timing of all future distributions must be approved by the managing general
partner's board of directors."

– more –

The Company also announced today that its annual meeting of limited partners will be held on June 9, 2009 at The Overlook at St. Thomas Apartments Clubhouse, which is located at 6800 Steeprun Road, Louisville, Kentucky 40241. All limited partners of record as of April 21, 2009, will be invited to attend. More detailed information on the annual meeting will be included in the Company's definitive proxy statement.

About NTS Realty Holdings Limited Partnership

The Company directly, or as a tenant in common with unaffiliated co-owners, currently owns twenty-two properties comprised of twelve multifamily properties, seven office buildings and business centers and three retail properties. The properties are located in and around Louisville and Lexington, Kentucky, Nashville and Cordova, Tennessee, Richmond, Virginia, Fort Lauderdale, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the NYSE – Alternext U.S. platform under the trading symbol of "NLP."

Safe Harbor Under the Private Securities Litigation Reform Act of 1995

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 25, 2008, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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